UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
654407105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654407105

1	NAMES OF REPORTING PERSONS Xiaoguang Ren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		2,202,243 (Note)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,202,243 (Note)

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,202,243 ordinary shares (Note)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1% (Note)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Note: Such ordinary shares include (i) 1,909,129 ordinary shares owned by the Reporting Person; and (ii) 293,114 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.
The total issued and outstanding shares of the Company as of the date of this filing is 35,791,834, which includes 800,000 ordinary shares that were converted into American Depositary Shares in January 2008 to facilitate our employees’ cashless exercise of vested stock options.

Page 2 of 5 pages

Item 1.
(a)	Name of Issuer:
Ninetowns Internet Technology Group Company Limited
(b)	Address of Issuer’s Principal Executive Offices
22 Floor, Building No. 1, Capital A Partners,
No. 20 Gong Ti East Road, Chaoyang District
Beijing 100020, People’s Republic of China
Item 2.
(a)	Name of Person Filing
Xiaoguang Ren
(b)	Address of Principal Business Office or, if none, Residence
c/o Ninetowns Internet Technology Group Company Limited
22 Floor, Building No. 1, Capital A Partners,
No. 20 Gong Ti East Road, Chaoyang District
Beijing 100020, People’s Republic of China
(c)	Citizenship
The People’s Republic of China
(d)	Title of Class of Securities
Ordinary Shares
(e)	CUSIP Number
654407105

Item 3.	Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
2,202,243 ordinary shares (Note)
(b)	Percent of class:
6.1% (Note)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

2,202,243 (Note)

Page 3 of 5 pages

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

2,202,2436 (Note)

(iv)	Shared power to dispose or to direct the disposition of:

None
Note:	Such ordinary shares include (i) 1,909,129 ordinary shares owned by the Reporting Person; and (ii) 293,114 ordinary shares underlying the Reporting Person’s share options that are currently exercisable or exercisable within 60 days of the date of this filing.
The total issued and outstanding shares of the Company as of the date of this filing is 35,791,834, which includes 800,000 ordinary shares that were converted into American Depositary Shares in January 2008 to facilitate our employees’ cashless exercise of vested stock options.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Page 4 of 5 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2011

Signature:	/s/ Xiaoguang Ren Xiaoguang Ren

Page 5 of 5 pages